Filed by Heartland Financial USA, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed to be filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Heartland Financial USA, Inc.
Commission File No.: 001-15393
Date: May 17, 2024

The following communication was made by Heartland Financial USA, Inc. (“HTLF”) in connection with the proposed merger between HTLF and UMB Financial Corporation.

Employee Q&A

On May 17, 2024, HTLF supplemented the “All Employee Q&A” communication that was previously filed on May 3, 2024 with the below additions. This communication was also distributed by HTLF to its employees and posted on the HTLF intranet site available to its employees.

Branding and Locations

Q.  When will we know what branch locations are staying/going?

A.  No decisions have been made regarding any locations.

Q.  Will the HTLF offices within the Roshek Building in Dubuque become a UMB office?

A.  No decisions have been made regarding any HTLF locations.

My Job
Q.  Will HTLF Leadership be looking at/taking into consideration all of the jobs and factoring all positions worked during an employee’s tenure when figuring out if they would be a good fit for a UMB position?

A.  While job history at HTLF is an important part of an individual’s career history, HTLF and UMB will work together to understand how jobs from both organizations complement each other and the skill sets needed to ensure success within a given role.

Q.  Is it safe to assume that there will a hiring freeze until the merger is complete? And if so, how would HTLF employees be replaced if they resign early on?

A.  HTLF will not be implementing a hiring freeze. For vacated positions, HTLF will review if they will backfill with a permanent position, utilize contract assistance or close the position.

Q.  If UMB allows remote/hybrid workers, will there be a central location in Dubuque (will the Roshek building be the location)?

A.  UMB may allow for flexible work arrangements such as remote and hybrid work for certain positions and associates. Central locations have not been determined at this time for areas where multiple offices are located.

Q.  Can I transfer to a UMB bank branch to work? For example, I work in Colorado under HTLF’s Citywide Banks Branch. Could I transfer to a UMB branch in Dallas or Fort Worth, Texas?

A.  As both of our organizations must continue our normal courses of business until the transaction closes, each organization will continue to fill its own roles based on the criticality of the role and business needs as stand-alone organizations. If HTLF employees wish to apply for publicly open UMB roles, their qualifications will be reviewed with all other candidates.

Q.  Please share with the team how the current HTLF team members would merge into UMB. Will there be positions eliminated?

A.  Over the coming months, integration workstreams will determine the most effective and strategic approach for combining the two companies. Staffing models will be reviewed at each post-close merger phase and assessed at that time.

Compensation and Benefits
Q.  Will Service Awards still be paid for those reaching a milestone in 2024?

A.  Yes, eligible employees would receive payment in January of 2025. Employees must be employed on December 31, 2024, to receive payment.

Q.  Does the transaction announcement impact HTLF’s current Paid Time Off (PTO) policies?

A. There is no impact to your PTO accrual or policies at this time.  You can continue to take PTO by following the standard processes.  Note, however, HTLF regularly reviews its benefit offerings, including its paid time off policies, and any near-term changes will be based on HTLF’s standard review process to ensure compliance with any laws or regulations.

Q.  What will maternity leave benefits look like in 2024?

A.  We do not anticipate any changes in 2024, however reach out to the HTLF Benefits Team for specific questions.

Q.  Should we expect to see any pay disruptions? Should we expect to see any changes in what we get paid?

A.  We do not anticipate any pay disruptions.

Q.  If I currently have tuition assistance and UMB retains me, will they continue my tuition assistance?

A.  UMB proudly supports associates with tuition reimbursement assistance. Any tuition reimbursement claims in place at the time of close will be completed and paid. After the closing, if an associate meets the terms of UMB’s tuition reimbursement program, they will be allowed to participate. Information on tuition reimbursement at UMB can be found at https://umbbenefits.com/perks-and-discounts/tuition-reimbursement/. The UMB Blog also highlights this important benefit: https://blog.umb.com/inside-umb-guide-tuition-assistance-supporting-higher-education-goals/

Q.  Will the one-year service be waived for participating in UMB’s ESOP profit sharing plan if I have worked for HTLF for one than one year?

A.  HTLF years of service will be bridged over upon joining UMB. For example, if you have 10 years of service at the time of close for purposes of an analogous HTLF plan, you will come to UMB with 10 years of service for purposes of participation in UMB’s ESOP plan. If an associate has one or more years of service, they will be eligible to join UMB’s ESOP plan. Otherwise, associates will enter the plan on July 1 or January 1 after one year of service. More information on UMB’s ESOP can be found here: https://umbbenefits.com/financial/profit-sharing-and-employee-stock-ownership-plan-esop/

Q.  How will the incentive payment work if my position is eliminated after year end, but before the payment date?

A.  If your position is eliminated as a result of the acquisition, and you have completed the full 2024 performance year, employees would be eligible for their incentive payment to be paid via direct deposit during the normal bonus cycle.

Q.  What happens to my incentive compensation for 2025, if my position is eliminated after conversion? What happens with incentive earned during Q1?

A.  Severance calculations generally allow for a prorated portion of your incentive compensation to be paid out based on your time in the role in the event of a qualifying termination, subject to certain timing requirements for those currently subject to a change in control agreement and you otherwise meeting the terms and conditions for severance. Incentives earned in Q1 of 2025 will be paid out as stated in your applicable incentive plan.

Q.  Will outplacement services be offered for those not retained by UMB?

A.  Outplacement services will be offered to all associates not retained by UMB and who are offered a severance agreement by UMB following the closing.

Q.  For employees who will not be retained, how long will benefits (like health insurance) last for?

A.  For those not retained by UMB and are offered severance agreement benefits extend through the end of the month in which employment is terminated, following which time you will be eligible for COBRA. More information about COBRA is available at https://umbbenefits.com/benefit-basics/cobra/.

Q.  If we are offered a new position to work with UMB that does not suit us and we reject that offer/position, are we still able to receive severance?

A.  Unless otherwise provided under an applicable contract or arrangement, if a position is offered, severance will not be provided.

Q.  As a participant of the HTLF deferred comp program, how does this merger with UMB impact our accounts?

A.  HTLF and UMB will communicate information regarding the future of deferred compensation items at a later date.

Q.  Will there be any changes to our 401(k) during the transition and if we are able to remain on the team, will we keep our 401(k)?

A.  HTLF 401(k) will continue on as is through the close date. Employees who continue on with UMB, will continue to have the ability to participate in a 401(k) plan after the close date.

Q.  How will benefits transfer in 2025?

A.  For HTLF benefits through the close date, employees will still elect benefits during HTLF annual enrollment. UMB will provide more information on benefits enrollment and utilization at a later time.

Q.  For employees that are enrolled in tuition reimbursement and have a 3 year pay back commitment, will that be waived if they lose their position? Will the payback requirement be waived if they voluntarily leave due to these circumstances?

A.  If employee stays  through the period requested, HTLF will waive reimbursement.

Q.  Does UMB accept 401(k) loans? What will happen to my loan? Does UMB have the option to take a 401(k) loan?

A.  If you have a 401k loan open at the time of close, details on how that loan will be treated will be provided in advance. UMB does allow both 401k and hardship loans in their plan.

Q.  We have HMO (Local) insurance offered to us in the area. Is that something UMB would consider?

A.  UMB does not currently offer an HMO. However, UMB reviews its benefit programs and offerings on an annual basis to ensure UMB is meeting the needs of its associates throughout its footprint. UMB insurance information may be found on UMBbenefits.com/HTLF

Q.  In the Town Hall Deb Deters mentioned that UMB’s severance package would be in place in the event of a separation. I cannot locate information on UMB’s severance package on the Insite page. Can this be shared?

A.  Severance information will be provided at a later date.

Q.  Under the PTO chart, it lists multiple states of residence who may have different PTO allotment and refers one to look at the Associates Handbook. Where is that information on this merger website? (*For associates working in Arizona, California, Colorado, Illinois, Maryland, Minnesota, New Jersey, New York, Rhode Island, Washington and Washington DC, please refer to the Associate Handbook found on The Vault.)

A.  The UMB State Specific Paid Time Off and Paid Sick Leave Policy can now be found on the benefits page for HTLF under the additional resources tab.

Other
Q.  Will President’s Club be discontinued?

A.  President’s Club will continue.

Q.  What will happen to our HTLF Gold Bars?

A.  Employees are encouraged to continue using gold bars until close.

Q.  How does the strategy of HTLF 3.0 change for the rest of the year until the sale is completed?

A.  The combination with UMB allows us to realize or accelerate several HTLF 3.0 initiatives.  We’re assessing all HTLF 3.0 initiatives and will determine which ones we’ll continue to execute.

Q.  What does the future of the EBRG’s (Employee Business Resource Groups) look like?

A.  HTLF EBRG’s will continue as they do today through the close date. UMB is pleased to share that UMB also has a very active Business Resource Group (BRG) program. The BRGs support our efforts to attract, retain and develop the best talent, and clients/customers, and support an environment that values diversity. UMB’s BRGs provide opportunities for associates to pursue their passions in the community and become a much-needed resource for our business. UMB currently has eight BRGs, and UMB looks forward to sharing more information about how to participate as a BRG member after the close date.

The above FAQs are for informational purposes only and should not be interpreted as a guarantee of compensation, benefits or employment.  Complete information about HTLF benefits are contained in the relevant plan documents and summary plan descriptions.  In the event of a conflict between these FAQs and the governing documents (including the merger agreement or the plan documents), the governing documents will govern.  HTLF reserves the right to modify or terminate compensation and benefits at its discretion at any time.  Nothing in this communication is a promise of or a contract for employment, and employment at HTLF is at-will.

* * * * *

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Any statements about UMB Financial Corporation’s (“UMB”), Heartland Financial USA, Inc.’s (“HTLF”) or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are generally identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction between UMB and HTLF (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in UMB’s and HTLF’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between UMB and HTLF; the outcome of any legal proceedings that may be instituted against UMB or HTLF; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which UMB and HTLF operate; the ability to promptly and effectively integrate the businesses of UMB and HTLF; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of UMB’s or HTLF’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by UMB’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters.

These factors are not necessarily all of the factors that could cause UMB’s, HTLF’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm UMB’s, HTLF’s or the combined company’s results.

All forward-looking statements attributable to UMB, HTLF, or the combined company, or persons acting on UMB’s or HTLF’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and UMB and HTLF do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If UMB or HTLF update one or more forward-looking statements, no inference should be drawn that UMB or HTLF will make additional updates with respect to those or other forward-looking statements. Further information regarding UMB, HTLF and factors which could affect the forward-looking statements contained herein can be found in UMB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm), and its other filings with the SEC, and in HTLF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It

This communication does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities or a solicitation of any vote or approval. In connection with the Transaction, UMB will file with the SEC a Registration Statement on Form S-4 to register the shares of UMB capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of UMB and HTLF that also constitutes a prospectus of UMB. The definitive joint proxy statement/prospectus will be sent to the shareholders of UMB and stockholders of HTLF seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING UMB, HTLF, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by UMB or HTLF through the website maintained by the SEC at http://www.sec.gov or from UMB at its website, www.UMB.com, or from HTLF at its website, www.htlf.com. Documents filed with the SEC by UMB will be available free of charge by accessing the “Investor Relations” page of UMB’s website at www.https://investorrelations.umb.com/overview/default.aspx, or alternatively by directing a request by mail to UMB, Attention: Corporate Secretary, 1010 Grand Boulevard, Kansas City, Missouri 64106, and documents filed with the SEC by HTLF will be available free of charge by accessing HTLF’s website at www.htlf.com under the “Investor Relations” tab or, alternatively, by directing a request by mail to HTLF’s Corporate Secretary, 1800 Larimer Street, Suite 1800, Denver, Colorado 80202.

Participants in the Solicitation

UMB, HTLF, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of UMB and stockholders of HTLF in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of UMB and HTLF and other persons who may be deemed to be participants in the solicitation of shareholders of UMB and stockholders of HTLF in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of UMB and their ownership of UMB common stock is also set forth in the definitive proxy statement for UMB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). Information about the directors and executive officers of UMB, their ownership of UMB common stock, and UMB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in UMB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000095017024018456/umbf-20231231.htm), and in the sections entitled “Our Board of Directors” and “Stock Owned by Directors, Nominees, and Executive Officers” included in UMB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 3, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000101382/000119312524066457/d706079ddef14a.htm). To the extent holdings of UMB common stock by the directors and executive officers of UMB have changed from the amounts of UMB common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of HTLF and their ownership of HTLF common stock can also be found in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm) and other documents subsequently filed by HTLF with the SEC. Information about the directors and executive officers of HTLF, their ownership of HTLF common stock, and HTLF’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in HTLF’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 23, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000026/htlf-20231231.htm), and in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions” included in HTLF’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 9, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/920112/000092011224000086/htlf-20240409.htm). To the extent holdings of HTLF common stock by the directors and executive officers of HTLF have changed from the amounts of HTLF common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.